UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 19, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: August 22nd to August 26th

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Resolution No. 80/22, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Presenters: Alberto Griselli – CEO and Maria Antonita Russo - People, Culture & Organization Officer

Event: TIM Talks

Date and time: August 25th, 2022 at 2:15 to 5:15 PM (BRT).

Link: https://www.youtube.com/c/timbrasil

Topics to be discussed: Alberto Griselli and Maria Antonietta Russo invite entrepreneurial leaders from different sectors to a conversation about the responsibility and role of companies as facilitators of digital inclusion and the democratization of access to new technologies, such as 5G.

Rio de Janeiro, August 19th, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 19, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer